

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 16, 2012

<u>Via Email</u>
Mr. Mr. Zenji Miura
Chief Financial Officer
Ricoh Company, Ltd.
13-1, Ginza 8-chome
Chuo-ku, Tokyo 104-8222
Japan

  Re: **Ricoh Company, Ltd.**
    Form 20-F for the Fiscal Year Ended March 31, 2011
    Filed June 30, 2011
    File No. 002-68279

Dear Mr. Miura:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin L. Vaughn

        Kevin L. Vaughn
        Accounting Branch Chief